UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Yanglin Soybean, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98474Q103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98474Q103

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF	5. SOLE VOTING POWER	0
SHARES BENEFICIALLY	6. SHARED VOTING POWER	2,125,751
OWNED BY EACH REPORTING	7. SOLE DISPOSITIVE POWER	0
PERSON WITH:	8. SHARED DISPOSITIVE POWER	2,125,751

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,125,751

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.6%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 98474Q103

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	0
SHARES BENEFICIALLY	6. SHARED VOTING POWER	2,125,751
OWNED BY EACH REPORTING	7. SOLE DISPOSITIVE POWER	0
PERSON WITH:	8. SHARED DISPOSITIVE POWER	2,125,751

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,125,751

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.6%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 98474Q103

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advantage Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	0
SHARES BENEFICIALLY	6. SHARED VOTING POWER	1,069,383
OWNED BY EACH REPORTING	7. SOLE DISPOSITIVE POWER	0
PERSON WITH:	8. SHARED DISPOSITIVE POWER	1,069,383

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,069,383

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.99%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 98474Q103

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

VCAF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF	5. SOLE VOTING POWER	0
SHARES BENEFICIALLY	6. SHARED VOTING POWER	1,069,383
OWNED BY EACH REPORTING	7. SOLE DISPOSITIVE POWER	0
PERSON WITH:	8. SHARED DISPOSITIVE POWER	1,069,383

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,069,383

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.99%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 98474Q103

1.	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF	5. SOLE VOTING POWER	0
SHARES BENEFICIALLY	6. SHARED VOTING POWER	1,056,368
OWNED BY EACH REPORTING	7. SOLE DISPOSITIVE POWER	0
PERSON WITH:	8. SHARED DISPOSITIVE POWER	1,056,368

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,056,368

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.99%

12.	Type of Reporting Person (See Instructions)

CO

Item 1.

(a)	The name of the issuer is Yanglin Soybean, Inc. (the “Issuer”).
(b)	The principal executive offices of the Issuer are located at 99 Fan Rong Street, Jixian County, Shuang Ya Shan City, Heilongjiang Province, P.R. China, 155900.

Item 2.

(a)	This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Master Fund”), (ii) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”), (iii) VCAF GP, LLC, a Delaware limited liability company (“VCAF GP”), which serves as VCAF’s general partner, (iv) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the “Investment Manager”), which serves as the investment manager to the Master Fund and VCAF, and (v) Adam Benowitz, the Managing Member of each of the Investment Manager and VCAF GP (all of the foregoing, collectively, the “Filers”). Each of the Master Fund and VCAF is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Master Fund and VCAF directly own all of the respective shares reported in this Statement. Mr. Benowitz and the Investment Manager (and VCAF GP with respect to the shares owned by VCAF) may be deemed to share with the Master Fund and VCAF voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)	The principal business office of the Master Fund is:

c/o Ogier Fiduciary Services (Cayman) Limited

P.O. Box 1234

113 South Church Street

Queensgate House

Grand Cayman KY1-1108

Cayman Islands

The principal business office of each of VCAF, VCAF GP, the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor

New York, New York 10019

USA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2011, and is based on 20,465,119 shares of Common Stock outstanding as of November 10, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VCAF GP, LLC
VISION CAPITAL ADVANTAGE FUND, L.P.

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the
Investment Manager, as Managing Member of VCAF GP
(for itself and on behalf of VCAF), and as a Director of the
Master Fund